EXPRESS INTEREST IN

Testament

$210,632
Pledged
279 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

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OVERVIEW

OVERVIEW

1. Testament is a modern-day retelling of the Book of Acts. It follows a small group of believers as they seek to defy the empire and temple elite.
2. Armed with nothing but their testimony and the Holy Spirit, these Christian followers will journey through danger and persecution to make the truth known: that He is risen.
3. This multi-season series will connect people to the stories in the Bible in a way that will excite audiences and teach time-tested truths through a modern-day lens.
4. With this project, we hope to get people eager to dive deeper into the Bible and to find the real-life tension within the text that is depicted in the series.

$210,632
Pledged
279 People*
EXPRESS INTEREST
*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

What Will the Show Be Like?



SHERLOCK
ROMEO + JULIET
TESTAMENT
STAR WARS
TESTAMENT is comparable to modern versions of shows such as the award-winning adaptations of Sherlock and Baz Luhrman's Romeo & Juliet which both phenomenally retell renowned historical works.
Yes, this is a Bible story, and it is an epic, but it's retold in such a way that reminds audiences of the adventures in Star Wars and the action of The Lord of the Rings.

**Success in other projects does not guarantee success in Testament*

Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or historical adaptations difficult to relate to. By setting Testament in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.

The Early Church movement was accused of turning the world upside down, both politically and socially; giving voice to the ignored and hope to the oppressed. Many of these issues are being wrestled with today and we believe the Church still has a role to play; this series will remind viewers of the ground-shaking movement Christians are called to be a part of.



Paul Syrstad

Director & Creator

Founder of roarlight, a UK faith-based production company, Paul directed and helmed "The Parables Retold" series of short films for which he was nominated on

several occasions for Best Director at the International Christian Film Festival, as well as writing and directing the "Testament" feature film. Paul originally trained to be an actor at the Royal Central School of Speech and Drama before he felt the call from God to step out from infront of the camera to behind it.



Faith Syrstad

Writer

As well as an accomplished award-winning actor on stage and screen, Faith has written multiple award-nominated theatre plays and TV pilots as well as writing the adaptation of "The Rich Fool" in "The Parables Retold" series. She is also currently working with Executive Producers from the BBC and Channel 4 on her original TV series.



Kenneth Omole

Actor & Writer

Kenneth worked as much behind the cameras of "Testament" as he did in front of them as his portrayal of John Mark. Other than being an award-nominated actor, Kenneth is also a skilled writer of spoken word poetry which has been featured on UK National Television and written multiple screenplays.



Andy Toovey

Director of Photography

Having worked as a DoP for over ten years in the industry, Andy has honed his craft to a beautifully cinematic style of working and has worked on countless award winning projects. In 2016 Andy worked with the Bible Society to produce his short film after winning "The Pitch" competition.



Ed Watkins

Composer

A skilled music programmer, Ed is also an accomplished composer having done the music, orchestration, and arrangements for many high-end feature films, documentaries and video games.

Deeply Rooted Values



Armed with nothing but their testimony and the Holy Spirit, these Christian followers will journey through danger and persecution to make the truth known: that He is risen.

With *Testament*, we hope to raise awareness of real persecuted church communities around the world. While billions of people world-wide identify as Christians, religious freedom and religious persecution are still very prevalent issues. Through the disciples' stories, we hope to highlight the extraordinary circumstances these courageous followers of Christ found themselves in.

This series presents themes of love, joy, peace, patience, kindness, generosity, faithfulness, gentleness, self-control, better known as the fruit of the spirit.

As these characters and stories come to life, this project will showcase God's light and empower others to do the same.

The Challenge

By setting the Book of Acts in an alternate modern day, we're hoping *Testament* will appeal to many; but especially Millennial and Gen-Z Christians. These younger generations are hungry for compelling, impactful stories, and they are very open to exploring their faith in every direction possible. This show will meet this target audience exactly where they're at: desiring a connection to the true stories of the Bible in a way that feels real and applicable.

This project will positively portray how the outworking of our spiritual faith can benefit others in the world today. The Good News of Jesus changed the world over 2000 years ago and continues to do the same today. *Testament* will remind audiences that the Church still has a role to play in the world and a commission to fulfill.

Testament will journey with Christians at all stages of their walk; those who are struggling, thriving, or even just beginning. Therefore, we anticipate that many Christian young adults, parents, friends, and colleagues will enjoy this portrayal of Bible stories, no matter their age.



Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or historical adaptations difficult to relate to. By setting Testament in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.

Angel Studios Model

Angel Studios is the distributor of the phenomenal series The Chosen. In 2021 alone, *The Chosen* earned more than $100 million in revenue*, which is extraordinary for a faith series, and even more incredible when one considers the ground-breaking "pay-it-forward" model pioneered by Angel Studios.

Right now, we are gauging interest to see if people want to back the *Testament* project. If we receive enough pledges, we plan to raise funds for this production. However, this wouldn't be a regular crowdfunding where you give money and get a t-shirt. Instead, you would be investing. So, if the show makes enough money, you could earn a return.* By expressing interest, you are helping us determine if we will open a crowdfunding round and allow anyone who is interested to invest in Testament.



OTHER
CROWDFUNDING
MODELS
I'M A
BACKER

ANGEL
FUNDING
SHOW
FANS ARE OWNERS

*There is no guarantee of any return. The success of other projects does not guarantee the success of this project. Revenue generated by Angel Studios does not indicate profits earned by The Chosen, LLC or its investors.



6:20 LTE

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ANGEL

Testament // Film & Series Introduction
TESTAMENT

EXPRESS INTEREST IN

Testament

$3,067,862

Expressed Interest

3,925 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent, will not be accepted. No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

OVERVIEW

OVERVIEW

1. **THE PLOT:** Testament is a modern-day retelling of the Book of Acts. It follows a small group of believers, filled with the Holy Spirit, as they journey through danger and persecution to make the truth known: that He is risen.
2. **THE PURPOSE:** This multi-season series will connect people to the stories in the Bible in a way that will excite audiences and teach time-tested truths through a modern-day lens. With this project, we hope to get people eager to dive deeper into the Bible and find the real-life tension within the text depicted in the series.
3. **THE MOVIE:** Testament began its journey originally as a feature-length film. This movie, Testament: The Parables Retold, received a lot of interest from many distributors. Eventually, Testament partnered with Angel Studios for its distribution and for the opportunity to expand Testament into a multi-season series.
4. **GLOBAL APPEAL:** Many popular films and TV shows are simply modernized classic stories such as BBC's "Sherlock" and Baz Luhrmann's "Romeo & Juliet". Testament fits into a similar category yet combines it with how the greatest story ever told turned the world upside down, embracing the epic nature of the Biblical text and translating it into a truly cinematic experience.
5. **THE EARLY CHURCH TODAY:** We believe the Testament series will connect modern audiences with the power and impact the Early Church had on the world in their time, empowered by the Holy Spirit and the testament they carried.

What Will the Show Be Like?



TESTAMENT
SHERLOCK

**Success in other projects does not guarantee success in Testament*

Bible stories are full of excitement, danger, and hope, but sometimes people can find the text hard to engage with or historical adaptations difficult to relate to. By setting *Testament* in the modern day, we hope to connect audiences to the Bible in a way that's fresh and highly applicable.

The Early Church movement was accused of turning the world upside down, both politically and socially; giving voice to the ignored and hope to the oppressed. Many of these issues are being wrestled with today and we believe the Church still has a role to play; this series will remind viewers of the ground-shaking movement Christians are called to be a part of.

Deeply Rooted Values



"These who have
turned the world upside down
have come here too."

With *Testament*, we want people to be excited to open their Bibles and read the accounts we are retelling. We also hope to raise awareness of real persecuted church communities around the world. While billions of people world-wide identify as Christians, religious freedom and religious persecution are still very prevalent issues. Through the disciples' stories, we hope to highlight the extraordinary circumstances these courageous followers of Christ found themselves in.

This series presents themes of love, joy, peace, patience, kindness, generosity, faithfulness, gentleness, self control, better known as the fruits of the spirit.

As these characters and stories come to life, this project will showcase God's light and empower others to do the same.



The Original Movie

TESTAMENT Torch

EXPRESS INTEREST

OVERVIEW

The Original Movie



TESTAMENT Torch
OUT NOW

Testament began its journey as a feature film, now called *Testament: The Parables Retold*. The film garnered a lot of interest from many distributors but we decided to partner with Angel Studios as our distributor for the global reach they have, and for the opportunity to develop *Testament* into a multi-season show.

The movie is out now and can be viewed in various places, including the Angel Studios app and site.

> *CLICK HERE TO WATCH THE FULL MOVIE NOW*







TESTAMENT
THE PARABLES RETOLD

London Premiere Reactions
TESTAMENT
LONDON PREMIERE
REACTIONS

Paul Syrstad

Director and Creator

Founder of Roarlight, a UK faith-based production company, Paul directed and helmed *The Parables Retold* series of short films for which he was nominated on several occasions for Best Director at the International Christian Film Festival, as well as writing and directing the *Testament* feature film. Paul originally trained to be an actor at the Royal Central School of Speech and Drama before he felt the call from God to step out from in front of the camera to behind it.



Faith Syrstad

Writer

As well as an accomplished award-winning actor on stage and screen, Faith has written award-nominated theatre plays and TV pilots as well as writing the adaptation of "The Rich Fool" in The Parables Retold series. She is also currently working with Executive Producers from the BBC on her original TV series.



Kenneth Omole

Actor and Writer

Kenneth worked as much behind the cameras of *Testament* as he did in front of them as his portrayal of John Mark. Other than being an award-nominated actor, Kenneth is also a skilled writer of spoken word poetry which has been featured on UK National Television and written multiple screenplays.



Andy Toovey

Director of Photography

Having worked as a DoP for over ten years in the industry, Andy has honed his craft to a beautifully cinematic style of working and has worked on countless award-winning projects. In 2016 Andy worked with the Bible Society to produce his short film after winning "The Pitch" competition.

Ed Watkins

Composer

A skilled music programmer, Ed is also an accomplished composer having done the music, orchestration, and arrangements for many high-end feature films, documentaries and video games.

Previous Works

THE PARABLES RETOLD

The production company, *roarlight*, was founded by Paul Syrstad in 2017 with the purpose of producing films and TV shows that would "roar the light of Chri

EXPRESS INTEREST



THE
PARABLES RETOLD

The production company, **roar***light*, was founded by Paul Syrstad in 2017 with the purpose of producing films and TV shows that would "roar the light of Christ" on and off the screen.

This small company began work on retelling some of Jesus' most famous parables in modern-day settings and called the series of short films "The Parables Retold". These short films have not only gone on to win many awards in various international film festivals but also were woven together into a larger storyline to create the feature film *Testament: The Parables Retold*.



As Christians,
we're not only a part of the story,
we're a part of the telling.

The Challenge

By setting the Book of Acts in an alternate modern day, we're hoping *Testament* will appeal to many; but especially Millennial and Gen-Z Christians. These younger generations are hungry for compelling, impactful stories, and they are very open to exploring their faith in every direction possible. This show will meet this target audience exactly where they're at: desiring a connection to the true stories of the Bible in a way that feels real and applicable.

This project will positively portray how the outworking of our spiritual faith can benefit others in the world today. The Good News of Jesus changed the world over 2000 years ago and continues to do the same today. *Testament* will remind audiences that the Church still has a role to play in the world and a commission to fulfill.

Testament will journey with Christians at all stages of their walk; those who are struggling, thriving, or even just beginning. Therefore, we anticipate that many Christian young adults, parents, friends, and colleagues will enjoy this portrayal of Bible stories, no matter their age.



Angel Studios Model

Angel Studios is the distributor of the phenomenal series *The Chosen*. In 2021 alone, *The Chosen* earned more than $100 million in revenue*, which is extraordinary for a faith series, and even more incredible when one considers the ground-breaking "pay-it-forward" model pioneered by Angel Studios.



ANGEL

Right now, we are gauging interest to see if people want to back the *Testament* project. If we gain enough interest, we plan to raise funds for this production. However, this wouldn't be a regular crowdfunding where you give money and get a t-shirt. Instead, you would be investing. So, if the show makes enough money, you could earn a return. * By expressing interest, you are helping us determine if we will open a crowdfunding round and allow anyone who is interested to invest in *Testament*.



OTHER
CROWDFUNDING
MODELS
ANGEL
FUNDING
SHOW
FANS ARE OWNERS

*There is no guarantee of any return. The success of other projects does not guarantee the success of this project. Revenue generated by Angel Studios does not indicate profits earned by The Chosen, LLC or its investors.

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